

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2012

<u>Via E-mail</u>
J. Andrew Bolt
Executive Vice President and Chief Financial Officer
Armored AutoGroup Inc.
39 Old Ridgebury Road
Danbury, CT 06810

> **Re: Armored AutoGroup Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 22, 2012**
> **File No. 333-180736**

Dear Mr. Bolt:

We have reviewed your responses to the comments in our letter dated June 19, 2012 and have the following additional comment.

<u>General</u>

1. We note your response to our prior comment 2 and your revised disclosure. For each of the statements below, please identify the source of the data in your prospectus and provide us with a copy of the source:

    - "[w]e believe this represents approximately 48% and 58% of the overall U.S. appearance and performance products categories, respectively" on page iv;
    - "[w]e believe this represents approximately 11% of the overall U.S. appearance and performance products categories" on page iv;
    - Wal-Mart and Sam's Club sales are "estimated to represent 34% and 25% of the overall U.S. appearance and performance product categories, respectively" on page iv;
    - the number of miles driven and the average age of cars is "expected to grow over the next several years" on pages 2 and 75;
    - the need for fuel additives will increase due to "rising use of ethanol in fuel blends and the growing prevalence of smaller engines," on pages 2 and 76;
    - Armor All "has maintained this leadership position for nearly 10 years despite new market entrants" on pages 3 and 76; and
    - "the average age of cars over the past two years has increased to ten years from eight years" on page 47.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc (<u>via e-mail</u>):   Jason K. Zachary, Esq.
Kirkland & Ellis LLP